FUTURE DIMENSIONS VARIABLE ANNUITY

A FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT

issued by

Security Life of Denver Insurance Company

and its

Security Life Separate Account S-A1

Supplement dated April 28, 2006, to the prospectus dated October 1, 2004. Please read it carefully and keep it with your prospectus for future reference.

INFORMATION REGARDING SUB-ACCOUNT ADDITIONS AND CLOSINGS

Effective April 28, 2006, Sub-Accounts which invest in the following funds are available under your contract:

- ING Index Plus International Equity Portfolio (Class S)
- ING VP Balanced Portfolio (Class I)
- ING VP High Yield Bond Portfolio (Class I)

Effective April 28, 2006, we are closing to new investment the sub-accounts which invest in the following funds:

- AIM V.I. Core Equity Fund (Series I)
- Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)
- ING Van Kampen Equity Growth Portfolio (Class I)

Contract owners who have contract value allocated to one or more of the sub-accounts which correspond to these funds may leave their contract value in those sub-accounts, but future allocations and transfers into those sub-accounts will be prohibited. If your most recent premium allocation instructions includes a sub-account which corresponds to one of these funds, premium received after April 28, 2006, which would have been allocated to a sub-account corresponding to one of these funds will be allocated on a pro rata basis among all the other sub-accounts in which your contract value is allocated. If there are no other such sub-accounts, you must provide us with alternative allocation instructions or the premium payment will be returned to you.